UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Asbury Automotive Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

043436104

(CUSIP Number)

July 12, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 043436104	13G	Page 2 of 9 pages

1.	NAMES OF REPORTING PERSONS. JHL Capital Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 1,700,000
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 1,700,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 043436104	13G	Page 3 of 9 pages

1.	NAMES OF REPORTING PERSONS. JHL Capital Group Master Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 1,700,000
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 1,700,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 043436104	13G	Page 4 of 9 pages

1.	NAMES OF REPORTING PERSONS. JHL Capital Group Master Fund GP Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 0
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒ (See Item 4)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 043436104	13G	Page 5 of 9 pages

1.	NAMES OF REPORTING PERSONS. James H. Litinsky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 0
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒ (See Item 4)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 043436104	13G	Page 6 of 9 pages

Item 1(a).	Name of Issuer:

Asbury Automotive Group, Inc. (“Asbury Automotive”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2905 Premiere Parkway NW, Suite 300, Duluth, Georgia 30097, United States.

Item 2(a).	Name of Persons Filing:

The reporting persons are: (i) JHL Capital Group LLC (“JHL Capital”); (ii) JHL Capital Group Master Fund L.P. (“Master Fund”); (iii) JHL Capital Group Master Fund GP Ltd. (“Master Fund GP”); and (iv) James H. Litinsky (“Mr. Litinsky”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address for JHL Capital and Mr. Litinsky is 900 N. Michigan Avenue, Suite 1340, Chicago, IL 60611. The address for the Master Fund and the Master Fund GP is P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

Item 2(c).	Citizenship:

JHL Capital is a limited liability company formed under the laws of the State of Delaware. Master Fund is a limited partnership formed under the laws of the Cayman Islands. Master Fund GP is an exempted company formed under the laws of the Cayman Islands. Mr. Litinsky is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common stock, $0.01 par value (the “Common Stock”).

Item 2(e).	CUSIP Number:

043436104.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 043436104	13G	Page 7 of 9 pages

Item 4.	Ownership:

(a) Amount Beneficially Owned:

The Master Fund beneficially owns 1,700,000 shares of the Common Stock of Asbury Automotive.

The Master Fund GP is General Partner of the Master Fund. Accordingly, the Master Fund GP may be deemed to beneficially own the same number of shares of Common Stock reported herein by the Master Fund. JHL Capital is the investment manager for the Master Fund and has been granted investment discretion over the portfolio investments of the Master Fund including the Common Stock held by it. JHL Capital is also the 100% owner of the Master Fund GP. Accordingly, JHL Capital may be deemed to be the beneficial owner of the shares of Common Stock reported herein by the Master Fund. Mr. Litinsky holds a controlling interest in JHL Capital and serves as its Managing Member, as well as Director of the Master Fund and the Master Fund GP. Accordingly, Mr. Litinsky may be deemed to beneficially own the same number of shares of Common Stock reported herein by the Master Fund.

Notwithstanding the foregoing, the Master Fund GP and Mr. Litinsky disclaim beneficial ownership of any securities covered by this Schedule 13G.

(b) Percent of Class: See Item 11 of the Cover Pages to this Schedule 13G.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: See Item 4(a) above.

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: See Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 043436104	13G	Page 8 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2010	JHL CAPITAL GROUP LLC,
a Delaware limited liability company

	By:		/S/ JAMES H. LITINSKY
James H. Litinsky, Managing Member

JHL CAPITAL GROUP MASTER FUND L.P.,
a Cayman Islands limited partnership

	By:		JHL CAPITAL GROUP MASTER FUND GP LTD.,
a Cayman Islands exempted company, its General Partner

		By:	/S/ JAMES H. LITINSKY
James H. Litinsky, Director

JHL CAPITAL GROUP MASTER FUND GP LTD., a Cayman Islands exempted company

	By:		/S/ JAMES H. LITINSKY
James H. Litinsky, Director

/S/ JAMES H. LITINSKY
JAMES H. LITINSKY

CUSIP No. 043436104	13G	Page 9 of 9 pages

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G filed herewith (and any amendments thereto) signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: July 19, 2010	JHL CAPITAL GROUP LLC,
a Delaware limited liability company

	By:		/S/ JAMES H. LITINSKY
James H. Litinsky, Managing Member

JHL CAPITAL GROUP MASTER FUND L.P.,
a Cayman Islands limited partnership

	By:		JHL CAPITAL GROUP MASTER FUND GP LTD.,
a Cayman Islands exempted company, its General Partner

		By:	/S/ JAMES H. LITINSKY
James H. Litinsky, Director

JHL CAPITAL GROUP MASTER FUND GP LTD., a Cayman Islands exempted company

	By:		/S/ JAMES H. LITINSKY
James H. Litinsky, Director

/S/ JAMES H. LITINSKY
JAMES H. LITINSKY